SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

SITO Mobile, Ltd.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 5, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A3	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
2,100,718
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A3	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
2,100,718[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
13	TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A3

This constitutes Amendment No. 3 (the “Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.  Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 3 is to report that, on May 5, 2017, a letter (attached as Exhibit 99.3 to the Statement, the “May 5 Letter”) was sent on behalf of TAR Holdings LLC (“TAR Holdings”) to the Board of Directors (the “Board”) of the Issuer.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 20,681,047 shares of Common Stock outstanding as reported in the Issuer’s Form 10-K/A filed on May 1, 2017.

A. TAR Holdings LLC

(a) As of the date hereof, TAR Holdings beneficially owns 2,100,718 shares of Common Stock,   which shares are held directly by TAR Holdings.

Percentage: Approximately 10.16%

(b)	1. Sole power to vote or direct vote: 2,100,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,100,718
4. Shared power to dispose or direct the disposition: 0
(c)	Not applicable.

B. Ms. Singer

(a) As of the date hereof, Ms. Singer, as the sole Member of TAR Holdings, indirectly   beneficially owns 2,100,718 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 10.16%

(b)	1. Sole power to vote or direct vote: 2,100,718
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,100,718
4. Shared power to dispose or direct the disposition: 0
(c)	Not applicable.

As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,100,718 shares of Common Stock, constituting approximately 10.16% of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.1	Form of Indemnification Letter Agreement (Filed as Exhibit 99.1 to Amendment No. 1 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 10, 2017).

99.2	Letter, dated April 28, 2017, to the Issuer (Filed as Exhibit 99.2 to Amendment No. 2 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 28, 2017).

99.3	Letter, dated May 5, 2017, to the Issuer.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title:   Member